Exhibit 99.1
TELUS Digital reports third quarter 2024 results, with performance on target to achieving its full-year outlook

Vancouver, Canada – November 8, 2024 – TELUS Digital Experience (TELUS Digital) (NYSE and TSX: TIXT), a company dedicated to crafting lasting customer experiences through data, technology, and a human-centric approach, today released its results for the three- and nine-month periods ended September 30, 2024. In the third quarter of 2024, we formally completed the rebranding of TELUS International as TELUS Digital. The legal name of the company remains TELUS International (Cda) Inc. In this news release and related disclosure, we refer to TELUS International (Cda) Inc. as TELUS Digital. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS Digital. All figures in this news release, and elsewhere in TELUS Digital disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS Digital results and measures.

“TELUS Digital’s financial performance in the third quarter of 2024 reflects a solid step toward achieving our full-year outlook, resulting in part from a focus on fundamentals that support our return to growth. We’re guided by four key pillars to improve our trajectory and foster the longer-term success of our business: rejuvenating revenue growth, differentiated service quality, investing in our talent, and embedding AI capabilities in our processes and services. Specifically, to help rejuvenate our revenue growth, we've invested in additional sales capacity and capabilities, advanced our cross-selling and service bundles, and intensified our value added services positioning in the face of heightened price competition in our industry. The results of our efforts are starting to show in the third quarter and we're committed to delivering further improvements,” said Jason Macdonnell, Acting Chief Executive Officer and Chief Operating Officer, TELUS Digital and President, Customer Experience. “Our robust sales funnel for AI-related opportunities drove continued sales momentum in the third quarter. Our AI Data Solutions team won mandates with two clients based in Japan that are developing driver-assistance features for their future car models. Notably, our team has an ongoing engagement with a Santa Clara-based chip maker, recently securing a project involving the development of a multimodal generative AI model, and we look forward to earning our share of further opportunities with this client. In the third quarter, we expanded our business, winning more opportunities across new logos in technology, financial services, e-commerce and fintech, and wellness sectors. Our continued focus on expanding engagement with our existing base saw us win and add new services for dozens of our existing customers, while growing existing services with more than 80 clients, including Google and a leading social media network, as well as with a popular ride-sharing provider and an online food delivery company, several financial services companies, and a multinational fast food chain, to highlight a few. Our commitment to exceptional customer service is in our DNA and our entire global team is focused on delivering a higher quality of service for our customers. To enable our team to do their best and provide even more value to our clients, we’re proactively driving the digitization and AI-enablement of our own business, which ultimately helps us advance our long-term vision for TELUS Digital to expand our AI capabilities, including leveraging AI in our internal processes as well as CX services and growing our AI related expert crowd sourcing capabilities.”

“The ongoing digitization of our CX services is a far-reaching, cross-enterprise program utilizing our full suite of digital solutions, including strategy consulting, turnkey and customizable assistants powered by Fuel iXTM, our proprietary enterprise-grade GenAI management platform, and foundational technology, data, and infrastructure services. We saw promising signs of progress in the third quarter of 2024, providing strategic consulting services to our top clients across the technology, financial services and transportation sectors. Looking ahead, we plan to expand the program globally and bring it to top accounts in each region,” said Tobias Dengel, President of TELUS Digital Solutions. “We're actively evolving our business to not only meet our clients’ demands, but to help shape the AI-enabled economy of the future. This involves leveraging advanced digitization and AI capabilities and accelerating our own internal transformation projects to achieve a true fusion of human talent and technology. As part of this vision, we’ve started to proactively bundle our differentiated digital solutions, including Fuel iXTM, for certain accounts and plan to augment the number of such engagements to demonstrate practical value to each client and our commitment to continuous innovation. TELUS Digital’s recent rebrand supports this robust go-to-market approach and strengthens our positioning. We're also leaning into the power of TELUS, a relationship that sets us apart in the industry, with our parent company being a real-world lab for our digital innovations. With high replicability for all other clients, our Fuel iXTM suite of products is already building a formidable user base, available to more than 35,000 users at TELUS and 17,000 at TELUS Digital. Our employee-assist Fuel EXTM platform hosts a rapidly growing fleet of unique, user-generated copilots now numbering in the thousands that have been developed across all levels of the organization, from our front line team members to the executive suite support functions. The third quarter saw a deepening of our engagement with clients at executive levels, where the combination of our Fuel iXTM AI platform with our recognized leadership in digital design, engineering and CX allowed us to engage as strategic partners to help transform our clients' customer experiences. As part of expanding our AI capabilities, we also continue to evolve our AI Data Solutions sourcing and crowd management platform, with focus on both quality of expertise and increasing our reach globally. GenAI will also play an important role in further automation and efficiencies in how we attract and manage our crowdsourced AI community.”

Gopi Chande, Chief Financial Officer said, “As anticipated, in the third quarter of 2024, we stabilized our financial performance on a sequential quarterly basis. An incremental improvement in our revenue trajectory was supported by continued momentum in our AI Data Solutions line of service, along with the overall top-line growth in digital solutions. We also achieved stabilization in our margins, when normalized for non-recurring items in the previous quarter and taking aside the impact of share-based compensation. As we work to rejuvenate our revenue growth amidst strong price competition in our industry, we are finding ways to partially offset near-term pressures on our profitability through ongoing cost efficiency efforts, and we are on track for achieving $30 million in cost efficiencies planned for this year. Our balance sheet and liquidity profile remain strong, as we continue to reinvest our cash flows back into our business and toward debt repayment. Heading into 2025, we have multiple levers and flexibility to ensure we remain within our desired levels of leverage. We remain confident in our ability to gradually return to growth and maintain a solid margin profile, grounded in the context of our industry’s pressures and opportunities, and as shaped by the increasing adoption of GenAI in our own and our clients’ operations.”

Provided below are financial and operating highlights that include certain non-GAAP measures and ratios. See the Non-GAAP section of this news release for a discussion on such measures and ratios.
Q3 2024 vs. Q3 2023 summary
▪Revenue of $658 million, a decrease of $5 million or 1% on a reported basis and on a constant currency basis1. The year-over-year comparison reflected a persistently challenging macroeconomic environment and competitive conditions in the industry, with lower revenues from a leading social media client and other technology clients, as well as certain telecommunication and e-commerce and fintech clients, however, partially offset by revenue growth from services provided to TELUS Corporation, among other existing clients, as well as new clients added since the same quarter in the prior year.
▪Net loss of $32 million and diluted EPS of $(0.12), compared with net income of $9 million and diluted EPS of $0.03, respectively, in the same quarter of the prior year, due to increases in operating expenses and lower revenue earned, partially offset by lower income tax expense. Net loss margin, calculated by dividing net loss by revenue for the period, was 4.9%, compared with net income margin of 1.4% for the same quarter in the prior year. Net loss and diluted EPS include the impact of acquisition and integration charges, amortization of purchased intangible assets and interest accretion on written put options, among other items. Adjusted Net Income1, which excludes the impact of such items, was $15 million, compared with $53 million in the same quarter of the prior year, primarily due to higher salaries and benefits, goods and services purchased, share-based compensation expense, and lower revenues earned, partially offset by lower income tax expense.
▪Adjusted EBITDA1 was $95 million, compared with $139 million in the same quarter of the prior year, primarily due to higher investments in corporate initiatives, such as expansion of our commercial sales team and operational effectiveness programs, as reflected in the increase in salaries and benefits and goods and services purchased, higher share-based compensation expense, and lower revenues earned. Adjusted EBITDA Margin1 was 14.4%, a decrease of 660 basis points from 21.0% in the same quarter of the prior year, due to the aforementioned factors, as well as a higher mix of AI services, increasing digital services provided to TELUS Corporation, a reduction in revenues from a leading social media client, and overall competitive pricing
1 Revenue growth on a constant currency basis, Adjusted EBITDA Margin, Adjusted Diluted EPS and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios, while Adjusted Net Income, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See the Non-GAAP section of this news release.

dynamics in the market for our services. Adjusted Diluted EPS1 was $0.05, compared with $0.19 in the same quarter of the prior year.
▪Cash provided by operating activities was $121 million and Free Cash Flow1 was $98 million, compared with $185 million and $159 million, respectively, in the same quarter of the prior year, with decreases primarily due to lower operating profits and timing of income tax payments which were higher in the third quarter of 2024, partially offset by, in the case of Free Cash Flow, lower capital expenditures.
▪Net Debt to Adjusted EBITDA Leverage Ratio1 as per credit agreement was 2.9x as of September 30, 2024 compared with 2.8x as of June 30, 2024 and 2.8x as of December 31, 2023, and remained within our target steady-state range of 2-3x.
▪Team member count was 77,163 as of September 30, 2024, an increase of 6% year-over-year, resulting from expansion in service programs in our Central America and other regions.

YTD Q3 2024 vs. YTD Q3 2023 summary
▪Revenue of $1,967 million, a decrease of $49 million or 2% year-over-year on a reported basis and on a constant currency basis, due to lower revenues from the same clients described above, which were partially offset by revenue growth from services provided to existing clients, including TELUS Corporation and Google, as well as new clients added since the same period in the prior year.
▪Net loss of $7 million and diluted EPS of $(0.16), compared with net income of $16 million and diluted EPS of $0.06, respectively, in the same period of the prior year, due to increases in operating expenses, lower revenue earned, and higher income tax expense, partially offset by other income arising from business combination-related provisions. Net loss margin was 0.4%, compared with a net income margin of 0.8% for the same period in the prior year. Adjusted Net Income was $126 million, a decrease of 21% compared with $160 million in the same period of the prior year, primarily due to higher goods and services purchased, salaries and benefits, share-based compensation expense, income tax expense, and lower revenues earned, partially offset by other income arising from business combination-related provisions.
▪Adjusted EBITDA was $378 million, compared with $398 million in the same period of the prior year, primarily due to lower revenues earned and higher investments in strategic areas, as described above, resulting in an increase in goods and services purchased and salaries and benefits, and higher share-based compensation expense, partially offset by other income arising from business combination-related provisions. Adjusted EBITDA Margin was 19.2%, a decrease of 50 basis points from 19.7% in the same period of the prior year, due to the aforementioned factors, as well as a higher mix of AI services, increasing digital services provided to TELUS Corporation, a reduction in revenues from a leading social media client, and overall competitive pricing dynamics in the market for our services. Adjusted Diluted EPS was $0.43, compared with $0.58 in the same period of the prior year.
▪Cash provided by operating activities was $371 million and Free Cash Flow was $300 million, with year-over-year increases of 4% and 3%, respectively, driven by higher net inflows from working capital and lower income taxes paid, partially offset by lower operating profits and, in the case of Free Cash Flow, higher capital expenditures.
A discussion of our results of operations is included in our Management’s Discussion and Analysis for the three- and nine-month periods ended September 30, 2024, which is filed on SEDAR+ and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information are also provided at telusdigital.com/investors.

Outlook
For the full-year 2024, management continues to expect:
▪Revenue in the range of $2,610 to $2,665 million
▪Adjusted EBITDA in the range of $465 to $485 million and Adjusted EBITDA Margin in the range of 17.8% to 18.1%
▪Adjusted Diluted EPS in the range of $0.39 to $0.44

Q3 2024 investor call
TELUS Digital will host a conference call today, November 8, 2024 at 1:30 p.m. (ET) / 10:30 a.m. (PT), where management will review the third quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS Digital Investor Relations website at: https://www.telusdigital.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have standardized meanings under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, revenue on a constant currency basis, and Net Debt are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, revenue growth on a constant currency basis and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility, including Net Debt to Adjusted EBITDA Leverage Ratio, are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items provides a more consistent measure for management to evaluate period-over-period performance and would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA, such as acquisition, integration and other, foreign exchange gains or losses and, additionally, with respect to Adjusted Net Income, the interest accretion on written put options, amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measures are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue translated using average foreign exchange rates in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth translated using average foreign exchange rates in the comparable prior period.

Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement is calculated based on Net Debt and Adjusted EBITDA, both as per our credit agreement. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.

We have not provided a quantitative reconciliation of our full-year 2024 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2024 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, except as required by law.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2024 results, including key assumptions in relation to: our ability to mitigate pricing pressures, the impact of weaker client demand and competitive pressures in our industry, and execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to grow our AI business; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to realize the benefits of our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements, and our ability to manage costs and adjust cost structure as needed; and the impact of global conditions on our and our clients’ businesses, including a potential economic recession, inflation, interest rates fluctuations, the Russia-Ukraine conflict and other geopolitical tensions. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results have been and could be adversely affected by a number of global conditions and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Because the majority of our costs is fixed in the short-term, we may experience a delay in our ability to immediately adjust our cost structure in response to prolonged lower client demand.

▪Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology, including without limitation generative artificial intelligence (GenAI), and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations and competition for talent is intense.
▪If we cannot maintain our unique culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose members of our senior management.
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage to reputation and cause us to lose clients / revenue.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation, or our use of AI or otherwise.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪Our business would be adversely affected if individuals providing data annotation services through our AI data solutions business were classified as employees (not as independent contractors).
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪TELUS will, for the foreseeable future, control the TELUS Digital Board.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.

These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR+ and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2024 and available on EDGAR, as updated by our management’s discussion and analysis for the three- and nine-month periods ended September 30, 2024, which is filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income
(unaudited)

	Three months		Nine months
Periods ended September 30 (millions except earnings per share)	2024	2023	2024	2023
REVENUE	$658	$663	$1,967	$2,016

OPERATING EXPENSES
Salaries and benefits	423	403	1,265	1,258
Goods and services purchased	126	116	359	339
Share-based compensation	14	5	25	21
Acquisition, integration and other	16	11	32	48
Depreciation	35	36	104	102
Amortization of intangible assets	46	44	135	138
	660	615	1,920	1,906

OPERATING (LOSS) INCOME	(2)	48	47	110

OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	—	—	(60)	—
Interest expense	35	38	106	107
Foreign exchange loss (gain)	1	(2)	1	(4)
(LOSS) INCOME BEFORE INCOME TAXES	(38)	12	—	7
Income tax (recovery) expense	(6)	3	7	(9)
NET (LOSS) INCOME	(32)	9	(7)	16

EARNINGS (LOSS) PER SHARE
Basic	$(0.12)	$0.03	$(0.03)	$0.06
Diluted	$(0.12)	$0.03	$(0.16)	$0.06

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	275	274	275	273
Diluted	275	276	294	277

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$149	$127
Accounts receivable	470	498
Due from affiliated companies	39	62
Income and other taxes receivable	8	5
Prepaid and other assets	42	35
Current portion of derivative assets	12	16
	720	743
Non-current assets
Property, plant and equipment, net	485	517
Intangible assets, net	1,437	1,546
Goodwill	1,971	1,963
Deferred income taxes	39	29
Other long-term assets	26	25
	3,958	4,080
Total assets	$4,678	$4,823

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$301	$290
Due to affiliated companies	216	178
Income and other taxes payable	61	57
Current portion of provisions	7	2
Current maturities of long-term debt	120	122
	705	649
Non-current liabilities
Provisions	138	191
Long-term debt	1,480	1,628
Derivative liabilities	14	12
Deferred income taxes	271	290
Other long-term liabilities	22	16
	1,925	2,137
Total liabilities	2,630	2,786

Owners’ equity	2,048	2,037
Total liabilities and owners’ equity	$4,678	$4,823

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
OPERATING ACTIVITIES
Net (loss) income	$(32)	$9	$(7)	$16
Adjustments:
Depreciation and amortization	81	80	239	240
Interest expense	35	38	106	107
Income tax (recovery) expense	(6)	3	7	(9)
Share-based compensation	14	5	25	21
Changes in business combination-related provisions	—	—	(60)	—
Change in market value of derivatives and other	(5)	(3)	(9)	(5)
Net change in non-cash operating working capital	52	66	106	37
Share-based compensation payments	—	(2)	—	(2)
Income taxes paid, net	(18)	(11)	(36)	(49)
Cash provided by operating activities	121	185	371	356

INVESTING ACTIVITIES
Cash payments for capital assets	(25)	(20)	(76)	(58)
Cash receipts from other assets	—	—	1	—
Cash payments for acquisitions, net	—	(1)	(3)	(852)
Cash used in investing activities	(25)	(21)	(78)	(910)

FINANCING ACTIVITIES
Shares issued	—	1	2	3
Withholding taxes paid related to net share settlement of equity awards	(1)	(1)	(4)	(3)
Long-term debt issued	115	40	205	1,076
Repayment of long-term debt	(193)	(187)	(405)	(435)
Interest paid on credit facilities	(23)	(27)	(71)	(80)
Cash (used in) provided by financing activities	(102)	(174)	(273)	561

Effect of exchange rate changes on cash and cash equivalents	3	(1)	2	—

CASH POSITION
(Decrease) increase in cash and cash equivalents	(3)	(11)	22	7
Cash and cash equivalents, beginning of period	152	143	127	125
Cash and cash equivalents, end of period	149	132	149	132

Non-GAAP reconciliations
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except percentages)	2024	2023	2024	2023
Revenue, as reported	$658	$663	$1,967	$2,016
Foreign exchange impact on current period revenue using prior comparative period's rates	(1)	(10)	1	(3)
Revenue on a constant currency basis	$657	$653	$1,968	$2,013
Revenue growth	(1)%	8%	(2)%	10%
Revenue growth on a constant currency basis	(1)%	6%	(2)%	10%

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except per share amounts)	2024	2023	2024	2023
Net (loss) income	$(32)	$9	$(7)	$16
Add back (deduct):
Acquisition, integration and other	16	11	32	48
Amortization of purchased intangible assets	42	42	127	131
Interest accretion on written put options	2	3	8	9
Foreign exchange loss (gain)	1	(2)	1	(4)
Tax effect of the adjustments above	(14)	(10)	(35)	(40)
Adjusted Net Income	$15	$53	$126	$160
Adjusted Basic Earnings Per Share	$0.05	$0.19	$0.46	$0.59
Adjusted Diluted Earnings Per Share	$0.05	$0.19	$0.43	$0.58

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except percentages)	2024	2023	2024	2023
Net (loss) income	$(32)	$9	$(7)	$16
Add back (deduct):
Acquisition, integration and other	16	11	32	48
Depreciation and amortization	81	80	239	240
Interest expense	35	38	106	107
Foreign exchange loss (gain)	1	(2)	1	(4)
Income tax expense (recovery)	(6)	3	7	(9)
Adjusted EBITDA	$95	$139	$378	$398
Net (loss) income margin	(4.9)%	1.4%	(0.4)%	0.8%
Adjusted EBITDA Margin	14.4%	21.0%	19.2%	19.7%

	Three Months Ended September 30		Nine Months Ended September 30
(millions)	2024	2023	2024	2023
Cash provided by operating activities	$121	$185	$371	$356
Less: capital expenditures	(23)	(26)	(71)	(66)
Free Cash Flow	$98	$159	$300	$290

As at (millions, except for ratio)	September 30, 2024	December 31, 2023

Outstanding credit facility	$1,331	$1,463
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	—	68
Net derivative liabilities	5	—
Cash balance[2]	(149)	(127)
Net Debt as per credit agreement	$1,194	$1,411
Adjusted EBITDA (trailing 12 months)	$562	$582
Adjustments required as per credit agreement	$(147)	$(84)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.9	2.8
1 Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree. During the second quarter of 2024, we amended the provisions for written put options and eliminated the requirement to settle a portion in cash. See Note 12—Provisions in our condensed interim consolidated financial statements for the three- and nine-month periods ended September 30, 2024 for additional details on the amendments.
2 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.

About TELUS Digital
TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that stand the test of time. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and visionary technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include digital IT services, such as cloud solutions and AI-fueled automation, trust and safety services, AI data solutions, including expertise in computer vision, and front-end digital design and consulting services. Fuel iXTM is TELUS Digital’s proprietary GenAI engine at the heart of our innovation, helping enterprises advance their GenAI pilots to working prototypes and production at scale, quickly, securely and responsibly across multiple environments, applications and clouds.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to fuel remarkable outcomes and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com

TELUS Digital Investor Relations
Olena Lobach
(604) 695-3455
ir@telusdigital.com
TELUS Digital Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusdigital.com